FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of        November                                       2003
                       ------------------------------------        -----------
Commission File Number  000-27096
                       -----------------------------------         -----------


                                  Air Canada
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


  7373 Cote Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                  Form 40-F   X
                       ---------                    -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No  X
                     -------------              ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                DOCUMENT INDEX



Document                                                               Page No.
--------                                                               -------

1.    News Release dated November 8, 2003 ("AIR CANADA BOARD OF              4
      DIRECTORS SELECTS VICTOR T.K. LI FOR INVESTMENT OF $650 MILLION
      AS EQUITY PLAN SPONSOR-TOTAL NEW EQUITY OF $1.1 BILLION TO BE
      RAISED INCLUDING $450 MILLION RIGHTS OFFERING")

2     Material Change Report dated November 17, 2003                         8

3     News Release dated November 26, 2003 ("AIR CANADA REPORTS THIRD       16
      QUARTER OPERATING PROFIT OF $17 MILLION - Q3 OVERVIEW") incorporating interim results for the 9 months ended September
      30, 2003

                                                                    Document 1

Air Canada [Logo Omitted]

News Release                                                    [Logo Omitted]
________________________________________________________________________________


AIR CANADA BOARD OF DIRECTORS SELECTS VICTOR T.K. LI FOR INVESTMENT OF $650 MILLION AS EQUITY PLAN SPONSOR

TOTAL NEW EQUITY OF $1.1 BILLION TO BE RAISED INCLUDING $450 MILLION RIGHTS OFFERING

MONTREAL, November 8, 2003 - Air Canada's Board of Directors at a meeting today selected Trinity Time Investments, controlled by Victor T.K. Li, from the two equity plan sponsor finalists. The Agreement contemplates a $650 million equity investment, which will represent approximately 31% of the common equity in a restructured Air Canada.

As previously announced, rights will be offered to all creditors of Air Canada to acquire new shares on the same economic terms as Trinity. The Rights Offering, in an amount of $450 million, will close contemporaneously with the Trinity Investment and will be underwritten by Deutsche Bank as standby purchaser. Rights not purchased by creditors will be purchased by Deutsche Bank at a premium determined in accordance with a formula not to exceed 15%, to benefit non-exercising creditors.

Between the Trinity Investment and the Rights Offering, an additional $100 million is being raised over the previously announced $1 billion which would avoid having to issue certain convertible debt instruments on emergence.

The Agreement contemplates that creditors with aggregate claims of $8-$10 billion will receive approximately 56% of the common equity, after taking into account the Rights Offering. Existing shareholders of Air Canada will receive in the aggregate a nominal .01% stake.

"I am extremely pleased that we received two firm investment commitments from leading international investors at this difficult time in the history of the airline industry," said Robert Milton, President & Chief Executive Officer of Air Canada. " Both offers valued the company in a similar fashion and both supported the company's restructuring business plan and its management. Given the success of Victor Li in his global business endeavors, we look forward to the opportunity to benefit from his participation in fully realizing Air Canada's true potential."

"We are very excited to have been selected as equity plan sponsor to work with Air Canada to complete its restructuring," said Frank J. Sixt, speaking on behalf of Mr. Li and Trinity. " We believe Air Canada is a solid platform and can successfully emerge from the current process as an industry leader in terms of service standards as well as in terms of profitability and growth. We have full confidence in the company's senior management team, and will continue to work with them over the coming months to complete the steps which will reshape Air Canada into a leading competitor in the air transportation sector globally."

The Agreement is subject to a number of conditions including : (i) satisfactory resolution of the funding of the pension deficit; (ii) the obtaining of regulatory approvals and understandings; (iii) the entering into of satisfactory agreements to acquire and finance the 70-110 seat aircraft acquisition program; (iv) approval of the Plan by Creditors and the Court; and, (v) the absence of various facts and events that would depreciate equity value. The Agreement provides for a closing date of no later than April 30, 2004.

Under the Agreement, Air Canada's Board upon emergence will consist of 11 members of whom five will be designated by Trinity, two by Deutsche Bank, two members of management and two others by a selection committee which will include a representative of creditors.

Upon closing, base salary and bonus programs for continuing executives is to be no higher than currently in effect. A management stock option program will be established of up to 5% of total issued and outstanding shares, of which no more than 3% shall be issued on emergence at an exercise price equal to Trinity's buy-in price. As was the case in both offers, so as to ensure the continued long term commitment of Robert Milton, President and CEO and Calin Rovinescu, Executive Vice President to implement Air Canada's Business Plan, Trinity will provide these senior officers from its own holdings with 1% each of new equity vesting in stages over four years. This ownership interest will come from Trinity's equity stake following emergence.

Trinity has required various transaction protection provisions. Air Canada has agreed not to solicit any competing proposals for an equity plan sponsor. Under certain circumstances up to $19.5 million may be payable as a "break fee". In addition, Air Canada has agreed to pay Trinity certain closing fees and to reimburse Trinity for certain expenses until closing.

Air Canada anticipates seeking Court approval for the Agreement and for the Rights Offering and will seek Court direction for convening the requisite meeting of stakeholders in the near future. Periodic reports as to this process will be provided in the ordinary course.

The Investment will be funded from Mr. Li's personal financial resources and may include investment from other family holdings and foundations and is not subject to financing conditions. Mr. Victor T.K. Li, a Canadian citizen, is the Deputy Chairman of Cheung Kong (Holdings) Limited. Mr. Li and his family hold controlling interests in Cheung Kong as well as such other widely held companies as Hutchison Whampoa Limited, Hongkong Electric Holdings Limited and Husky Energy Inc. of Calgary. The Cheung Kong Group's businesses encompass such diverse areas as property development and investment, real estate agency and estate management, hotels, telecommunications and e-commerce, finance and investment, retail and manufacturing, ports and related services, energy, infrastructure projects and materials, media, and biotechnology. The Cheung Kong Group ranks among the top 100 corporations in the world, with businesses in close to 40 countries and over 165,000 employees.

Air Canada is proceeding with other components of its restructuring concurrent with the final stage of the equity sponsorship process and will continue to report progress from time to time.

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material

                                    - 30 -


Media Contacts:


Air Canada:             Isabelle Arthur (Montreal)   (514) 422-5788
                        Laura Cooke (Toronto)        (416) 263-5576
                        Angela Mah (Vancouver)       (604) 270-5741
-------------------------------------------------------------------------------

Internet:               aircanada.com


Mr.Victor T.K.Li:       Wendy Tong Barnes (Hong Kong)  (852) 2122-2062

                                                                    Document 2

                            MATERIAL CHANGE REPORT
                                  PURSUANT TO
            Section 85(1) of the Securities Act (British Columbia)
                Section 146(1) of the Securities Act (Alberta)
           Section 84(1) of The Securities Act, 1988 (Saskatchewan)
                 Section 75(2) of the Securities Act (Ontario)
               Section 81(2) of the Securities Act (Nova Scotia)
     Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)

1.       REPORTING ISSUER

         Air Canada (or the "Company")
         Air Canada Centre, 7373 Cote Vertu West, St. Laurent, Quebec H4S 1Z3

2.       DATE OF MATERIAL CHANGE

         November 8, 2003

3.       PRESS RELEASE

         A press release disclosing the material change was issued by the Company on November 8, 2003. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         Air Canada announced that its Board of Directors selected Trinity Time Investments, controlled by Victor T.K. Li, from the two equity plan sponsor finalists. The Agreement contemplates a $650 million equity investment, which will represent approximately 31% of the common equity in a restructured Air Canada.

         A Rights Offering, in an amount of $450 million, will close contemporaneously with the Trinity Investment and will be underwritten by Deutsche Bank as standby purchaser.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Air Canada announced that its Board of Directors selected Trinity Time Investments, controlled by Victor T.K. Li, from the two equity plan sponsor finalists. The Agreement contemplates a $650 million equity investment, which will represent approximately 31% of the common equity in a restructured Air Canada.

         A Rights Offering, in an amount of $450 million, will close contemporaneously with the Trinity Investment and will be underwritten by Deutsche Bank as standby purchaser.

         Rights not purchased by creditors will be purchased by Deutsche Bank at a premium determined in accordance with a formula not to exceed 15%, to benefit non-exercising creditors. Between the Trinity Investment and the Rights Offering, an additional $100 million is being raised over the previously announced $1 billion which would avoid having to issue certain convertible debt instruments on emergence.

         The Agreement contemplates that creditors with aggregate claims of $8-$10 billion will receive approximately 56% of the common equity, after taking into account the Rights Offering. Existing shareholders of Air Canada will receive in the aggregate a nominal .01% stake.

         Under the Agreement, Air Canada's Board upon emergence will consist of 11 members of whom five will be designated by Trinity, two by Deutsche Bank, two members of management and two others by a selection committee which will include a representative of creditors. Upon closing, base salary and bonus programs for continuing executives is to be no higher than currently in effect. A management stock option program will be established of up to 5% of total issued and outstanding shares, of which no more than 3% shall be issued on emergence at an exercise price equal to Trinity's buy-in price.

         As was the case in both offers, so as to ensure the continued long term commitment of Robert Milton, President and CEO and Calin Rovinescu, Executive Vice President to implement Air Canada's Business Plan, Trinity will provide these senior officers from its own holdings with 1% each of new equity vesting in stages over four years. This ownership interest will come from Trinity's equity stake following emergence.

         Trinity has required various transaction protection provisions. Air Canada has agreed not to solicit any competing proposals for an equity plan sponsor. Under certain circumstances up to $19.5 million may be payable as a "break fee". In addition, Air Canada has agreed to pay Trinity certain closing fees and to reimburse Trinity for certain expenses until closing. Air Canada anticipates seeking Court approval for the Agreement and for the Rights Offering and will seek Court direction for convening the requisite meeting of stakeholders in the near future.

         The Investment will be funded from Mr. Li's personal financial resources and may include investment from other family holdings and foundations and is not subject to financing conditions.

         Please see the press release attached hereto as Appendix "A".

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

Not applicable

7.       OMITTED INFORMATION

Not applicable

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Mr. John M. Baker, Senior Vice-President and General Counsel, who is knowledgeable about the details of the material change and may be contacted at (514) 422-7275.

The foregoing accurately discloses the material change referred to herein.

         DATED at St. Laurent, Quebec this 17th day of November, 2003.

                                 AIR CANADA


                                 By: /s/ John Baker
                                    -------------------------------
                                    John Baker
                                    Senior Vice-President and General Counsel

                                 Appendix "A"
                                 Press Release

Air Canada [Logo Omitted]

News Release                                                    [Logo Omitted]
________________________________________________________________________________


AIR CANADA BOARD OF DIRECTORS SELECTS VICTOR T.K. LI FOR INVESTMENT OF $650 MILLION AS EQUITY PLAN SPONSOR

TOTAL NEW EQUITY OF $1.1 BILLION TO BE RAISED INCLUDING $450 MILLION RIGHTS OFFERING

MONTREAL, November 8, 2003 - Air Canada's Board of Directors at a meeting today selected Trinity Time Investments, controlled by Victor T.K. Li, from the two equity plan sponsor finalists. The Agreement contemplates a $650 million equity investment, which will represent approximately 31% of the common equity in a restructured Air Canada.

As previously announced, rights will be offered to all creditors of Air Canada to acquire new shares on the same economic terms as Trinity. The Rights Offering, in an amount of $450 million, will close contemporaneously with the Trinity Investment and will be underwritten by Deutsche Bank as standby purchaser. Rights not purchased by creditors will be purchased by Deutsche Bank at a premium determined in accordance with a formula not to exceed 15%, to benefit non-exercising creditors.

Between the Trinity Investment and the Rights Offering, an additional $100 million is being raised over the previously announced $1 billion which would avoid having to issue certain convertible debt instruments on emergence.

The Agreement contemplates that creditors with aggregate claims of $8-$10 billion will receive approximately 56% of the common equity, after taking into account the Rights Offering. Existing shareholders of Air Canada will receive in the aggregate a nominal .01% stake.

"I am extremely pleased that we received two firm investment commitments from leading international investors at this difficult time in the history of the airline industry," said Robert Milton, President & Chief Executive Officer of Air Canada. " Both offers valued the company in a similar fashion and both supported the company's restructuring business plan and its management. Given the success of Victor Li in his global business endeavors, we look forward to the opportunity to benefit from his participation in fully realizing Air Canada's true potential."

"We are very excited to have been selected as equity plan sponsor to work with Air Canada to complete its restructuring," said Frank J. Sixt, speaking on behalf of Mr. Li and Trinity. " We believe Air Canada is a solid platform and can successfully emerge from the current process as an industry leader in terms of service standards as well as in terms of profitability and growth. We have full confidence in the company's senior management team, and will continue to work with them over the coming months to complete the steps which will reshape Air Canada into a leading competitor in the air transportation sector globally."

The Agreement is subject to a number of conditions including : (i) satisfactory resolution of the funding of the pension deficit; (ii) the obtaining of regulatory approvals and understandings; (iii) the entering into of satisfactory agreements to acquire and finance the 70-110 seat aircraft acquisition program; (iv) approval of the Plan by Creditors and the Court; and, (v) the absence of various facts and events that would depreciate equity value. The Agreement provides for a closing date of no later than April 30, 2004.

Under the Agreement, Air Canada's Board upon emergence will consist of 11 members of whom five will be designated by Trinity, two by Deutsche Bank, two members of management and two others by a selection committee which will include a representative of creditors.

Upon closing, base salary and bonus programs for continuing executives is to be no higher than currently in effect. A management stock option program will be established of up to 5% of total issued and outstanding shares, of which no more than 3% shall be issued on emergence at an exercise price equal to Trinity's buy-in price. As was the case in both offers, so as to ensure the continued long term commitment of Robert Milton, President and CEO and Calin Rovinescu, Executive Vice President to implement Air Canada's Business Plan, Trinity will provide these senior officers from its own holdings with 1% each of new equity vesting in stages over four years. This ownership interest will come from Trinity's equity stake following emergence.

Trinity has required various transaction protection provisions. Air Canada has agreed not to solicit any competing proposals for an equity plan sponsor. Under certain circumstances up to $19.5 million may be payable as a "break fee". In addition, Air Canada has agreed to pay Trinity certain closing fees and to reimburse Trinity for certain expenses until closing.

Air Canada anticipates seeking Court approval for the Agreement and for the Rights Offering and will seek Court direction for convening the requisite meeting of stakeholders in the near future. Periodic reports as to this process will be provided in the ordinary course.

The Investment will be funded from Mr. Li's personal financial resources and may include investment from other family holdings and foundations and is not subject to financing conditions. Mr. Victor T.K. Li, a Canadian citizen, is the Deputy Chairman of Cheung Kong (Holdings) Limited. Mr. Li and his family hold controlling interests in Cheung Kong as well as such other widely held companies as Hutchison Whampoa Limited, Hongkong Electric Holdings Limited and Husky Energy Inc. of Calgary. The Cheung Kong Group's businesses encompass such diverse areas as property development and investment, real estate agency and estate management, hotels, telecommunications and e-commerce, finance and investment, retail and manufacturing, ports and related services, energy, infrastructure projects and materials, media, and biotechnology. The Cheung Kong Group ranks among the top 100 corporations in the world, with businesses in close to 40 countries and over 165,000 employees.

Air Canada is proceeding with other components of its restructuring concurrent with the final stage of the equity sponsorship process and will continue to report progress from time to time.

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material

                                    - 30 -


Media Contacts:


Air Canada:           Isabelle Arthur (Montreal)  (514) 422-5788
                      Laura Cooke (Toronto)       (416) 263-5576
                      Angela Mah (Vancouver)      (604) 270-5741

Internet:             aircanada.com


Mr.Victor T.K.Li:     Wendy Tong Barnes (Hong Kong)  (852) 2122-2062

                                                                    Document 3

Air Canada [Logo Omitted]

News Release                                                    [Logo Omitted]
________________________________________________________________________________

AIR CANADA REPORTS THIRD QUARTER OPERATING PROFIT OF $17 MILLION

Q3 OVERVIEW

>>   Positive operating income before reorganization items of $17 million.
>>   At September 30, 2003, cash and cash equivalents of $810 million.
>> Weak revenue environment, operating revenues down $517 million or 19 per cent.
>> Significant progress on reducing costs, operating expenses down by $366 million or 14 per cent, before reorganization items.
>> Mainline-related unit cost before reorganization items reduced by 2 per cent on a capacity decrease of 13 per cent.

MONTREAL, November 26, 2003 - For the third quarter ended September 30, 2003, Air Canada reported operating income before reorganization items of $17 million. This compared to income of $168 million in the same quarter of 2002. Due in large part to the impact of SARS on summer travel from around the world, passenger and other operating revenues were down $517 million or 19 per cent. As a result of reduced flying and the Corporation's restructuring and cost saving initiatives, operating expenses were reduced by $366 million or 14 per cent in the quarter, before reorganization items. While under the Companies' Creditors Arrangement Act (CCAA), the Corporation is revising its cost structure, including labour costs, supplier contracts and leasing arrangements. Once new agreements are reached, the Corporation reflects the revised cost in its operating expenses with the exception of certain aircraft lease amendments which are conditional upon successful emergence from CCAA. In the case of these aircraft lease amendments, the cost of the original agreement continues to be recorded in operating expenses.

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice providing creditor protection under CCAA. Air Canada also made a concurrent petition under Section 304 of the U.S. Bankruptcy Code. Refer to Notes 1, 2, 5 and 6 to the Consolidated Financial Statements as well as to the "Restructuring Update" on page 6 of this press release.

"In light of the difficult revenue environment, we are satisfied to report an operating profit of $17 million for this quarter. While modest by historical earnings for the quarter, given that we are expensing all operating costs while in CCAA, this profit still highlights our significant progress in reducing operating costs and making permanent structural changes," said Robert Milton, President and Chief Executive Officer. "Through aggressive cost cutting and operational efficiencies we are successfully adapting to a permanently reduced domestic yield environment.

"Given the rapid and precipitous fall off in revenues due to SARS, I am pleased with the speed with which we were able to eliminate costs during the period. Almost two-thirds of our revenue short fall was due to a dramatic drop-off in international revenues.

"The current low fare environment in Canada and the increase capacity by low cost carriers continued to put downward pressure on revenues and yields. While our domestic capacity was down 5 per cent in the quarter, every other Canadian carrier increased capacity. This is the new and challenging industry reality in Canada and it only serves to underline the importance of continuing to aggressively restructure our operating costs.

"We are making good progress in our restructuring. Our employees, who collectively demonstrated remarkable resilience and dedication during trying operational circumstances in the quarter, are adapting to the necessary changes we are making. Our customers have responded positively to the initiatives we have introduced to provide greater value for money and simplify their travel experience. We continue to look to the future with a sense of confidence."

As a result of restructuring under CCAA, the Corporation has and will continue to record a number of significant reorganization items directly associated with the restructuring. These "reorganization items" represent revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business under CCAA, and do not relate to the normal operating expenses of the airline. A number of significant reorganization items recorded in the third quarter relate to the anticipated allowable claims resulting from repudiated contracts, including aircraft leases that have been repudiated. Reported as compromised liabilities, the claims will be dealt with under CCAA.

Also included in reorganization items are foreign exchange adjustments on compromised debt, aircraft rent expense incurred as a result of the restructuring, labour-related and other items. Please refer to Note 6 to the Consolidated Financial Statements for additional details. In the quarter, reorganization items amounted to $273 million.

Including these reorganization items, loss before foreign exchange on long-term monetary items and income taxes was $276 million. The net loss was $263 million compared to net income of $125 million in the third quarter of 2002. Adjusted pre-tax income was $13 million, before reorganization items
(a).

(a) Adjusted pre-tax income before reorganization items is a non-GAAP earnings measure. Reorganization items which are not reflective of the underlying financial performance of the Corporation from ongoing operations have been removed from reported earnings/losses. For the third quarter 2003, adjusted pre-tax income before reorganization items is calculated by removing reorganization items of $273 million from the reported GAAP loss before income taxes of $260 million.


MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

OPERATING REVENUES
------------------

For the quarter, consolidated passenger revenues declined $435 million or 19 per cent from the prior year. This represented an improvement from the 26 per cent revenue decline recorded in the second quarter, however, US and Pacific markets continued to show a weak performance. The SARS outbreak in the spring and a second outbreak in May had a severe negative impact on travel demand worldwide and to Canada as the SARS crisis peaked when travelers were firming up summer travel plans. Increased competition and the lingering impact of SARS contributed to the passenger traffic decline of 13 per cent. As a result of the weak traffic environment, the Corporation reduced available seat mile ("ASM") capacity by 12 per cent. Passenger revenue per revenue passenger mile ("yield") and passenger revenue per available seat mile ("RASM") were both down 7 per cent from the third quarter of 2002.

Third quarter domestic passenger revenues were down $158 million or 17 per cent. Domestic passenger traffic was down 4 per cent and ASM capacity was reduced by 5 percent. Domestic yield declined 13 per cent resulting from increased price competition and the Corporation taking initiatives to stimulate traffic. As a result, domestic RASM declined 12 per cent.

US transborder passenger revenues were down $111 million or 23 per cent. US transborder traffic declined 20 per cent reflecting a 21 per cent reduction to ASM capacity and a competitive market with increased US carrier capacity over last year. As a result of a 4 per cent yield deterioration, US transborder RASM was down by 3 per cent.

Other international passenger revenues were $166 million or 18 per cent below the prior year. Atlantic revenues declined 4 per cent and RASM decreased 7 per cent mainly reflecting a 5 per cent decrease in yield. The Pacific market continued to be severely impacted by SARS resulting in a 52 per cent decline in passenger revenues from the third quarter of 2002. Pacific traffic was down 47 per cent with flying capacity reduced by 49 per cent. Yield was down 9 per cent reflecting ongoing softness in the business market. South Pacific, Caribbean, Mexico and South America revenues were up 2 per cent.

Cargo revenues decreased $32 million or 21 per cent due largely to reduced cargo capacity on Pacific routes. Other revenues were $50 million or 20 per cent lower largely as a result of reduced third party aircraft maintenance revenues in the Technical Services division.

For the quarter, total operating revenues declined $517 million or 19 per cent compared to the third quarter of 2002.

OPERATING EXPENSES
------------------

During the quarter, Air Canada paid all suppliers and creditors in accordance with established arrangements, with the exception of aircraft lease payments to certain aircraft lessors with whom renegotiated leases had not been completed and unsecured debt principal repayments and interest.

While under the Companies' Creditors Arrangement Act (CCAA), the Corporation is revising its cost structure, including labour costs, supplier contracts and leasing arrangements. Once new agreements are reached, the Corporation reflects the revised cost in its operating expenses with the exception of certain aircraft lease amendments which are conditional upon successful emergence from CCAA. In the case of these aircraft lease amendments, the cost of the original agreement continues to be recorded in operating expenses.

Significant progress was made in the quarter on reducing operating costs in line with Air Canada's restructuring plan. Operating expenses were reduced $366 million or 14 per cent from the third quarter of 2002 on a 12 per cent reduction to consolidated ASM capacity. Salaries and wage expense declined $136 million or 21 per cent reflecting a reduction of over 6,300 full-time equivalent employees as well as changes to work rules and salaries for unionized and non-unionized labour groups. Employee benefits expenses increased $14 million largely due to net favourable adjustments recorded in 2002. Fuel expense decreased $37 million or 10 per cent due to reduced flying partly offset by higher fuel prices compared to last year. Aircraft rent expense decreased $22 million reflecting the impact of aircraft returns and renegotiated lease rates. Cash rental payments have resumed for aircraft leases that have been renegotiated under the restructuring process. Aircraft maintenance materials and supplies expense was down $43 million or 36 per cent due mainly to reduced flying activity, the return of high maintenance cost aircraft and the retirement of older aircraft. Commission expense was down $21 million or 22 per cent resulting from reduced passenger revenues compared to the prior year. Year-over-year cost reductions were recorded in other categories including food, beverages and supplies expenses, communications and information technology and many other expense areas. Despite the 12 per cent reduction in consolidated ASM flying capacity, airport and navigation fees were only down 1 per cent due to cost increases imposed by many airport authorities.

Unit cost, as measured by operating expense per ASM, was 2 per cent below the third quarter of 2002 for the Mainline-related operations, before reorganization items. This unit cost reduction was accomplished despite the major reduction in flying capacity. Operating expense, net of cargo and other non-ASM revenues per ASM, was unchanged from the prior year.


REORGANIZATION ITEMS
--------------------

As a result of the CCAA filing, the Corporation is following accounting policies applicable to an entity under creditor protection. As per Note 2 to the Consolidated Financial Statements, revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business have been reported separately as "reorganization items".

Reorganization items totaling $273 million were recorded in the third quarter of 2003 and were comprised of: claims resulting from repudiated leases and contracts, foreign exchange adjustments on compromised debt, aircraft rent expense incurred as a result of the restructuring, labour-related and other items. Please refer to Note 6 to the Consolidated Financial Statements.


NON-OPERATING EXPENSE
---------------------

As described in Note 2 to the Consolidated Financial Statements, while the Corporation is under creditor protection, interest expense has been reported only to the extent that it will be paid under the plan of arrangement or that it is probable that it will be an allowed claim. Consequently, net interest expense decreased $46 million primarily due to the Corporation not recording interest expense on unsecured debt.

A loss on disposal of assets of $1 million was recorded in the 2003 quarter mainly as a result of provisions of $28 million related to the write-down of non-operating aircraft, spare parts and other investments offset by a gain of $29 million related to an earn out provision on the sale of Galileo Canada which occurred in 1998. In the 2002 quarter, the Corporation recorded, in "other" non-operating income, gains of $100 million from the purchase of Air Canada debt including $92 million from the purchase of Japanese Yen perpetual debt.

Income from foreign exchange on long-term monetary items amounted to $16 million in the third quarter of 2003. This compared to a loss of $86 million in the same quarter of 2002. In 2003, foreign exchange adjustments on compromised debt are recorded as "reorganization items" and amounted to $45 million in the quarter.


CASH FLOW
---------

As described in Note 1 to the Consolidated Financial Statements, the Court stay order enabled a moratorium on all aircraft lease payments. In addition, on the basis of the order, the Corporation has ceased making payments of principal and interest on debt as well as on pre-petition accounts payable subject to compromise. Cash rental payments have resumed for aircraft leases that have been renegotiated under the restructuring process.

Cash flows from operations amounted to $27 million in the quarter, a $62 million decrease from the 2002 quarter. This deterioration was mainly due to lower operating results partially offset by aircraft lease payments less than (in excess of) rent expense which provided cash of $90 million mainly due to the moratorium on aircraft lease payments allowed under the Court order.

As at September 30, 2003, cash and cash equivalents amounted to $810 million and the US$700 million DIP secured financing from General Electric Canada Inc. remained undrawn.

As at November 26, 2003, the Corporation's combined cash balance, measured on the basis of cash in its Canadian and United States bank accounts, amounted to an estimated $960 million and no funds had been drawn against the US$700 million DIP secured financing, however, letters of credit were outstanding from that facility in the amount of US$14 million.


YEAR-TO-DATE
------------

For the nine months ending September 30, 2003, the Corporation recorded an operating loss before reorganization items of $607 million compared to operating income of $70 million in 2002. Net loss, which included $494 million of reorganization items, was $1,099 million versus a net loss of $64 million in the prior year.

RESTRUCTURING UPDATE
--------------------

Since filing for CCAA on April 1, 2003, Air Canada has achieved significant progress in its restructuring process, including the following recent developments:

     o on October 24, Air Canada reached agreement with Deutsche Bank whereby Deutsche Bank will act as standby purchaser of a contemplated rights offering to Air Canada's creditors in a minimum amount of $350 million and a maximum amount of $450 million, as determined by Air Canada.

     o on November 8, 2003, Air Canada's Board of Directors selected Trinity Time Investments controlled by Victor T.K. Li as equity sponsor from the two equity plan sponsor finalists announced in September. The agreement contemplates a $650 million equity investment, which will represent approximately 31% of the common equity in a restructured Air Canada. This agreement is subject to certain conditions;

     o on November 24th, Air Canada applied for approval of the Trinity Investment Agreement and the Deutsche Bank Standby Purchase Agreement. The two agreements in total would provide for $1.1 billion of equity investment in the Air Canada restructuring;

     o commencement of the detailed evaluation process to select the aircraft manufacturer for the 70-100 seat aircraft required for the implementation of the business plan.

Air Canada's 2003 third quarter results are being made available on Air Canada's website www.aircanada.com and at SEDAR.com. A copy may also be obtained on request by contacting Air Canada Shareholder Relations at (514) 422-5787 or 1-800-282-7427.


MAINLINE
--------

The terms "Mainline" and "Mainline-related" refer to the operations of unconsolidated Air Canada (including Tango) and include, as the context may require, the operations of Aeroplan, ZIP, Air Canada Capital, Simco, Acetek and Destina.ca. The terms "Mainline" and "Mainline-related" exclude the operations of Air Canada's regional airline, Air Canada Jazz, Air Canada Vacations and other non-airline subsidiaries.


Caution Concerning Forward-looking Information:

Certain statements made in this press release are of a forward-looking nature and are subject to important risks and uncertainties. The results indicated in these statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, war, terrorist attacks, energy prices, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employment relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this press release represent Air Canada's expectations as of November 27, 2003, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

     Contacts:      Isabelle Arthur (Montreal)                 (514) 422-5788
                    Laura Cooke (Toronto)                      (416) 263-5576
                    Angela Mah (Vancouver)                     (604) 270-5741
     --------------------------------------------------------------------------

     Internet:      aircanada.com


_________________________________________________________________________________________________________________________________
HIGHLIGHTS

(Under Creditor Protection as of April                                    Periods ended September 30
1, 2003.
                                                  -------------------------------------------------------------------------------
Refer to Note 1 to the Consolidated
Financial Statements.)                                     Three months                           Nine months
                                                  -------------------------------------------------------------------------------
                                                         2003         2002                    2003          2002
---------------------------------------------------------------------------------------------------------------------------------
Financial  (dollars in millions except
           per share figures)
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                      2,228             2,745              6,391         7,583

Operating income (loss) before                             17               168               (607)           70
reorganization items

Reorganization items                                     (273)                0               (494)            0

Non-operating income (expense)                            (20)               37               (150)          (95)

Income (loss) before foreign exchange on
long-term monetary items and income taxes                (276)              205             (1,251)          (25)

Income (loss) for the period                             (263)              125             (1,099)          (64)

Operating margin before reorganization items              0.8%              6.1%              (9.5)%         0.9%

EBITDAR before reorganization items (1)                   363               541                464         1,173

EBITDAR margin before reorganization items               16.3%             19.7%               7.3%         15.5%

Cash and cash equivalents                                 810               717                810           717

Cash flows from operations                                 27                89                159           141

Weighted average common shares                            120               120                120           120
outstanding - basic

Weighted average common shares                            120               140                120           120
outstanding - diluted

Loss per share - basic                                 $(2.18)            $1.04             $(9.14)       $(0.54)

Loss per share - diluted                               $(2.18)            $0.91             $(9.14)       $(0.54)

--------------------------------------------------------------------------------------------------------------------------------
Operating Statistics (mainline-related) (2) (3)
                                                                          % Change                           % Change
--------------------------------------------------------------------------------------------------------------------------------

Revenue passenger miles (millions)                     11,171         12,877     (13)         29,010        33,816     (14)

Available seat miles (millions)                        14,416         16,587     (13)         38,931        44,144     (12)

Passenger load factor                                    77.5%          77.6%   (0.1) pt        74.5%         76.6%   (2.1) pts

Passenger revenue yield per revenue
passenger mile (cents)                                   15.1           16.5      (8)           15.9          16.8      (6)

Passenger revenue per available seat
mile (cents)                                             11.7           12.8      (8)           11.8          12.9      (8)

Operating revenue per available seat                     13.9           15.1      (8)           14.4          15.4      (7)
mile (cents)

Operating expense per available seat                     13.7           13.9      (2)           15.7          15.2       4
mile (cents) (4)

Operating expense (net of cargo and
other non-ASM revenue) per available
seat mile (cents) (4) (5)                                11.6           11.6       0            13.2          12.7       4

Average number of employees (thousands)                  29.7           35.2     (16)           32.3          34.6      (7)

Available seat miles per employee (thousands)             486            471       3           1,205         1,275      (6)

Operating revenue per employee (thousands)            $    67      $      71      (6)      $     173     $     197     (12)

Aircraft in operating fleet at period end                 221            235      (6)            221           235      (6)

Average aircraft utilization
(hours per day) (6)                                      10.8           11.2      (3)           10.3          10.8      (5)

Average aircraft flight length (miles)                  1,270          1,283      (1)          1,220         1,238      (1)

Fuel price per litre (cents)                             34.6           33.3       4            37.7          33.0      14

Fuel litres (millions)                                    867          1,016     (15)          2,347         2,723     (14)


----------------------------------------------------------------------------------------------------------------------------------
Operating Statistics
(consolidated)                                                          % Change                                 % Change
----------------------------------------------------------------------------------------------------------------------------------
Revenue passenger miles (millions)                     11,617         13,282     (13)         30,277        35,005     (14)

Available seat miles (millions)                        15,156         17,311     (12)         41,044        46,305     (11)

Passenger load factor                                   76.6%          76.7%    (0.1) pt       73.8%         75.6%    (1.8) pts

Passenger revenue yield per revenue
passenger mile (cents)                                  16.3           17.5      (7)           17.3          18.1      (5)



(1) EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. Air Canada provides this information to enable the reader to view operating results before ownership costs which can vary among airlines due to differences in aircraft ownership structures. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

     EBITDAR before reorganization items is calculated by taking operating income (loss) before reorganization items and adding back the line items Depreciation, amortization and obsolescence and Aircraft rent as described below:

                                           Three months ended September 30       Nine months ended September 30
                                               2003           2002                 2003                  2002
                                               ----           ----                 ----                  ----
                                                   ($ millions)                        ($ millions)

Operating income (loss)
  before reorganization items                    17            168                 (607)                    70

Add back:
  Depreciation, amortization & obsolescence      89             94                  272                    278

Aircraft rent                                   257            279                  799                    825
                                                ---            ---                  ---                    ---

  EBITDAR before reorganization items           363            541                  464                   1,173
                                                ===            ===                  ===                   =====



(2) Includes the operations of Air Canada (incl. Tango), ZIP, Aeroplan, Air Canada Capital, Simco, Acetek and Destina.

(3) Mainline-related operating statistics exclude capacity purchase arrangements with third party carriers.

(4)  Before reorganization items.

(5) Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.

(6)  Excludes maintenance down-time.

(7)  Net of fuel hedging and includes all fuel handling expense.


AIR CANADA
Consolidated Statement of Operations and Retained Earnings (Deficit)
------------------------------------------------------------------------------------------------------------------------------------
(Under Creditor Protection as of April 1, 2003 - note 1)
(in millions except per share figures) (unaudited)

                                                                       Three Months Ended                 Nine Months Ended
                                                                          September 30                       September 30
                                                                   ----------------------------      -----------------------------
                                                                      2003            2002               2003            2002
                                                                   ------------    ------------      -------------   -------------
Operating revenues
    Passenger                                                          $ 1,901         $ 2,336         $ 5,243         $ 6,357
    Cargo                                                                  122             154             388             425
    Other                                                                  205             255             760             801
                                                                       -------         -------         -------         -------
                                                                         2,228           2,745           6,391           7,583
                                                                       -------         -------         -------         -------
Operating expenses
    Salaries, wages and benefits                                           657             779           2,195           2,326
    Aircraft fuel                                                          324             361             963             972
    Aircraft rent                                                          257             279             799             825
    Airport and navigation fees                                            214             217             575             589
    Aircraft maintenance, materials and supplies                            75             118             305             357
    Communications and information technology                               92             100             295             349
    Food, beverages and supplies                                            92             113             258             306
    Depreciation, amortization and obsolescence                             89              94             272             278
    Commissions                                                             74              95             214             288
    Other                                                                  337             421           1,122           1,223
                                                                       -------         -------         -------         -------
                                                                         2,211           2,577           6,998           7,513
                                                                       -------         -------         -------         -------

Operating income (loss) before reorganization items                         17             168            (607)             70

Reorganization items (note 6)                                             (273)              -            (494)              -

Non-operating income (expense)
    Interest income                                                          6              11              21              35
    Interest expense (note 5)                                              (18)            (75)            (96)           (221)
    Interest capitalized                                                    --               6               4              20
    Loss on sale of assets (note 4)                                         (1)            (12)            (50)             (8)
    Other                                                                   (7)            107             (29)             79
                                                                       -------         -------         -------         -------
                                                                           (20)             37            (150)            (95)
                                                                       -------         -------         -------         -------

Income (loss) before foreign exchange on long-term
  monetary items and income taxes                                         (276)            205          (1,251)            (25)

Foreign exchange on long-term monetary items                                16             (86)            148             (46)
                                                                       -------         -------         -------         -------

Income (loss) before income taxes                                         (260)            119          (1,103)            (71)

Recovery of (provision for) income taxes                                    (3)              6               4               7
                                                                       -------         -------         -------         -------

Income (loss) for the period                                           $  (263)        $   125         $(1,099)        $   (64)
                                                                       =======         =======         =======         =======

Deficit, beginning of period                                                                            (3,280)         (2,452)
                                                                                                       -------         -------

Deficit, end of period                                                                                 $(4,379)        $(2,516)
                                                                                                       =======         =======

Income (loss) per share
    - Basic                                                            $ (2.18)        $  1.04         $ (9.14)        $ (0.54)
                                                                       =======         =======         =======         =======
    - Diluted                                                          $ (2.18)        $  0.91         $ (9.14)        $ (0.54)
                                                                       =======         =======         =======         =======


The accompanying notes are an integral part of the consolidated financial statements


AIR CANADA
Consolidated Statement of Financial Position
------------------------------------------------------------------------------------------------------------------------------------

(Under Creditor Protection as of April 1, 2003 - note 1)
(in millions) (unaudited)

                                                                                         September 30   December 31
                                                                                        -----------------------------
                                                                                            2003            2002
                                                                                        -------------   -------------
ASSETS

Current
    Cash and cash equivalents                                                           $    810             $   558
    Accounts receivable                                                                      693                 760
    Spare parts, materials and supplies                                                      280                 367
    Prepaid expenses                                                                         149                  86
                                                                                        --------             -------
                                                                                           1,932               1,771

Property and equipment                                                                     1,988               2,279

Deferred charges (note 1)                                                                  2,324               1,781

Goodwill                                                                                     510                 510

Other assets                                                                                 952               1,071
                                                                                        --------             -------

                                                                                        $  7,706             $ 7,412
                                                                                        ========             =======

LIABILITIES

Liabilities not subject to compromise

  Current
   Accounts payable and accrued liabilities                                             $  1,752             $ 1,713
   Advance ticket sales                                                                      520                 506
   Current portion of long-term debt and capital lease obligations                           242                 373
                                                                                        --------             -------
                                                                                           2,514               2,592
  Long-term and subordinated perpetual debt
       and capital lease obligations                                                         188               4,314

  Future income taxes                                                                         12                  28

  Other long-term liabilities                                                              1,549               1,405

  Deferred credits                                                                         1,372               1,361
                                                                                        --------             -------
                                                                                           5,635               9,700

Liabilities subject to compromise (note 5)                                                 5,458
                                                                                        --------             -------

                                                                                          11,093               9,700
                                                                                        --------             -------

SHAREHOLDERS'  EQUITY

Share capital and other equity (note 8)                                                      977                 977

Contributed surplus                                                                           15                  15

Deficit                                                                                   (4,379)             (3,280)
                                                                                        --------             -------
                                                                                          (3,387)             (2,288)
                                                                                        --------             -------
                                                                                        $  7,706             $ 7,412
                                                                                        ========             =======

The accompanying notes are an integral part of the consolidated financial statements


AIR CANADA
Consolidated Statement of Cash Flow
------------------------------------------------------------------------------------------------------------------------------------

(Under Creditor Protection as of April 1, 2003 - note 1)
(in millions) (unaudited)

                                                                           Three Months Ended             Nine Months Ended
                                                                              September 30                  September 30
                                                                    ----------------------------    -----------------------------
                                                                       2003            2002             2003            2002
                                                                    ------------    ------------    -------------   -------------
Cash flows from (used for)

Operating

    Income (loss) for the period                                        $(263)       $   125           $(1,099)       $   (64)

    Adjustments to reconcile to net cash provided by operations
          Reorganization items (note 6)                                   256              -               463              -
          Depreciation, amortization and obsolescence                      89             94               272            278
          Loss on sale of assets                                            1             12                50              8
          Foreign exchange on long-term monetary items                    (16)            86              (148)            46
          Future income taxes                                              (1)           (10)              (15)           (17)
          Employee future benefit funding less than expense                71             17               212            136
          Decrease (increase) in accounts receivable                      (18)            34                53            (66)
          Decrease (increase) in spare parts, materials and supplies       (1)           (14)               52            (19)
          Increase (decrease) in accounts payable and accrued
               liabilities                                                (54)            (4)              163            (62)
          Increase (decrease) in advance ticket sales                    (119)          (182)               15            141
          Aircraft lease payments less than (in excess of) rent
               expense (note 1)                                            90            (19)              285           (135)
          Other                                                            (8)           (50)             (144)          (105)
                                                                      -------        -------           -------        -------
                                                                           27             89               159            141
                                                                      -------        -------           -------        -------
Financing (note 3)
    Reduction of long-term debt (note 1)                                  (64)          (364)             (132)          (513)
    Proceeds from sale and leaseback of assets                              -            143                 -            176
    CIBC credit facility (note 1)                                           -              -               315              -
    DIP financing fees (note 1)                                             -              -               (62)             -
    Other                                                                 (12)           (12)                4            (44)
                                                                      -------        -------           -------        -------
                                                                          (76)          (233)              125           (381)
                                                                      -------        -------           -------        -------

Investing
    Additions to property and equipment                                    (9)           (32)              (78)          (107)
    Proceeds from sale of assets                                           30        -------                44              9
    Investments and advances                                          -------             (4)                2            (12)
                                                                      -------        -------           -------        -------
                                                                           21            (36)              (32)          (110)
                                                                      -------        -------           -------        -------

Increase (decrease) in cash and cash equivalents                          (28)          (180)              252           (350)

Cash and cash equivalents, beginning of period                            838            897               558          1,067
                                                                      -------        -------           -------        -------

Cash and cash equivalents, end of period                                $ 810        $   717           $   810        $   717
                                                                      -------        -------           =======        =======

Cash payments of interest                                               $   9        $    49           $    79        $   219
                                                                      =======        =======           =======        =======

Cash payments of income taxes                                           $   -        $     2           $     2        $     6
                                                                      =======        =======           =======        =======


The accompanying notes are an integral part of the consolidated financial statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
-----------------------------------------------------
(currencies in millions)

THIRD QUARTER 2003
------------------

1.       Creditor Protection and Restructuring

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan Limited Partnership ("Aeroplan"), Touram Inc. ("Air Canada Vacations") and Destina.ca Inc. ("Destina") are not included in the filings.

The Court orders provide for a general stay period that expires on December 20, 2003, subject to further extension as the Courts may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, vendors, employees and creditors. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors (including aircraft lessors) and labour unions with a view to having those arrangements renegotiated prior to proposing a final plan of arrangement. Progress has been made in these discussions as further explained below.

The Applicants continue operations under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and will propose a plan of arrangement, which will be submitted to the Courts for confirmation after submission to any required vote to creditors for approval. A plan of arrangement would propose for creditor approval, among other things, the settlement of the Applicants' compromised liabilities and the reorganized entity's capital structure.

The filings triggered defaults on substantially all of the Applicants' debt and lease obligations. The stay period orders stay most actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over the Applicants' property. As a result of the stay, the Applicants have ceased making payments of interest and principal on debt. As previously stated, Air Canada's restructuring plan contemplates that all unsecured debt will be converted into equity of the restructured entity. The orders also grant the Applicants with the authority, among other things, a) to pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) to honour obligations related to airlines tickets and Aeroplan redemptions; and c) to honour obligations related to the Applicants' interline, clearing house, code sharing and other similar agreements.

Concurrent with the filing on April 1, 2003, the Corporation declared a moratorium on aircraft lease payments. Pursuant to such moratorium, contractually required third quarter 2003 payments of approximately $135 were not paid during the quarter (contractually required payments not paid since the filing are $452). However due to renegotiated agreements, deferred second quarter 2003 payments of approximately $79 were made during the third quarter 2003.

Basis of Presentation

While the Corporation has filed for creditor protection, these financial statements continue to be prepared using Canadian generally accepted accounting principles applied by the Corporation prior to its filings for creditor protection. Accordingly, the financial statements presented have been prepared using the same principles as those for a going concern. The creditor protection proceedings provide for a period of time for the Corporation to stabilize its operations and develop a plan of reorganization. As noted below, the debtor-in-possession ("DIP") financing has been approved by the Courts. Management is currently developing a plan to restructure the operations under creditor protection expecting a plan to continue the operations as a going concern. During this period, Management will continue to operate the businesses within the constraints of the Court orders. Management believes that these actions make the going concern basis appropriate, however, it is not possible to predict the outcome of these matters and there is substantial doubt about the Corporation's ability to continue as a going concern. There can be no assurance that the results of these actions will improve the financial condition of the Corporation. If the going concern basis is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets, liabilities, revenues and expenses in these financial statements.

Since filing for creditor protection, the Corporation has reclassified certain amounts within its financial statements to reflect the financial evolution of the operations during the proceedings to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. In addition, allowed claims under the proceedings have been recorded as compromised liabilities. If the restructuring and reorganization is successful and there is a substantial realignment of the non-equity and equity interests in the Corporation, the Corporation will be required to adopt "fresh start" reporting. Fresh start reporting requires a comprehensive revaluation of the assets and liabilities of the Corporation based on the reorganization value established and confirmed in the plan. These financial statements do not give effect to any adjustments that may be required as a result of fresh start reporting.

Financing During CCAA Proceedings

GE DIP Financing

As of April 1, 2003, the Corporation had arranged for DIP secured financing. On May 1, 2003, the Court approved the Credit Agreement between Air Canada, as Borrower, and General Electric Canada Finance Inc., as Administrative Agent, Collateral Agent and Revolving Lender. The Credit Agreement also includes the Air Canada subsidiaries included in the filing, as well as Aeroplan, Air Canada Vacations and Destina, as credit parties to the agreement. The facility will be secured by all of the unencumbered present and future assets of Air Canada and its direct and indirect subsidiaries, with the exception of the security provided under the CIBC facility, as described below, until the CIBC facility is repaid in full. Each of the credit parties to the agreement has guaranteed payment of the Borrower's obligations.

The Credit Agreement is made up of a Credit Advance facility and a Letter of Credit facility, with a maximum aggregate borrowing under the Credit Agreement of US$700. The Credit Agreement can be drawn in either US or Canadian funds. The availability of funds is subject to certain conditions, including the maintenance of a loan collateral ratio; the maintenance of a minimum EBITDAR (earnings (operating income) before depreciation, amortization, obsolescence and aircraft rent); minimum cash balance requirements and; the approval of the business plan by the lender. As at November 26, no funds have been drawn against the Credit Advance facility, however US$14 of availability has been used for letters of credit.

Under the Credit Agreement, availability of funds is determined by a formula based on a percentage of eligible assets. The eligible assets consist of certain previously unencumbered aircraft, equipment, spare parts, real estate, takeoff and landing slots, gates and routes, and accounts receivable. The underlying value of the eligible assets may fluctuate periodically and such fluctuations in value may have an impact on the availability of funds under the Credit Agreement.

The Credit Agreement has a term of up to the earliest of (a) the effective date of a plan of arrangement in the CCAA proceeding and (b) the prepayment in full by the Corporation of all amounts outstanding under the Credit Agreement and the termination of the lender's commitments under the agreement. The Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement and contains customary mandatory prepayments including, among other things, the occurrence of certain asset sales and the issuance of certain debt or equity securities.

US dollar borrowings under the Credit Advance bear interest at rates per annum equal to either the US index rate plus 5% or the LIBOR rate plus 6.5%, at the borrower's option. Canadian dollar borrowings under the Credit Advance bear interest at rates per annum equal to either the Canadian Index rate plus 5% or the BA rate plus 6.5% at the borrower's option.

Closing and commitment fees under the Credit Agreement were US$40. An unused facility fee is payable, at rates per annum, at 0.5% on unused facility less than US$100, at 0.75% for unused facility between US$100 and US$200 and 1.0% for unused facility greater than US$200. Outstanding letters of credit draw a fee of 4% per annum. An annual collateral monitoring fee of US$0.5 is payable up until the effective date of a plan of arrangement.

CIBC Financing

During the second quarter, the Corporation reached an agreement with CIBC on a new contract with respect to the CIBC Aerogold Visa card program. Under the new contract, which extends the Corporation's agreement with CIBC to 2013, CIBC will pay an additional 24 percent for each Aeroplan Mile purchased.

The new CIBC contract also provides for a secured credit facility. During the second quarter, the Corporation received financing of $315 ($319 net of transaction fees of $4). The principal on this secured credit facility may be repaid through the purchase of Aeroplan Miles by CIBC and shall be repaid in full no later than October 1, 2004. The facility bears interest at prime and is secured by the new credit card agreement and all of the present and future licenses and trademarks of Aeroplan Limited Partnership used by CIBC in connection with the Aerogold program. During the third quarter 2003, principal of $26 was repaid through the offset of Aeroplan Miles purchased by CIBC. In addition, cash payments of principal in the amount of $64 were paid during the quarter.

American Express

On June 3, 2003 Air Canada announced that it had signed a letter of intent with American Express with respect to a new co-branded consumer and corporate charge card program and Aeroplan's participation in American Express' Canadian and International Membership Rewards Programs. On October 22, 2003 the Corporation submitted the agreement for Court approval. The Monitor was heard by the Court on November 24, 2003 and, as of November 26, 2003, no decision has yet been taken by the Court. As part of the tentative agreement, the Corporation will receive financing proceeds of up to $80 under a secured non-revolving term facility, subject to court approval and other conditions.

Under the tentative agreement, the principal on the secured credit facility may be repaid through the purchase of Aeroplan Miles by American Express and matures in two years subject to a six month renewal. The facility bears interest at prime and is secured by the new agreement, all accounts receivable due by American Express under the agreement and all the licenses and trademarks used by American Express in connection with the agreement.


Lease Restructuring and Other Financing

General Electric Capital Aviation Services

On September 12, 2003, the Corporation announced that it had signed a global restructuring agreement with GE Capital Aviation Services ("GECAS"), as contemplated by the letter of intent dated July 3, 2003 on the restructuring of all GECAS financed and managed aircraft as well as new exit and aircraft financing. As part of this agreement, Air Canada recommenced payment of aircraft rent to GECAS in July 2003.

The restructuring of the GECAS aircraft leases involves a combination of lease rate reductions, lease payment deferrals, early lease terminations and the cancellation of future aircraft delivery commitments. The agreement encompasses 106 Air Canada and Air Canada Jazz aircraft including operating, parked and undelivered aircraft. It also includes leases on certain of the 106 aircraft that were cross-collateralized under the terms of the DIP financing.

As part of the agreement, GECAS has agreed to extend to Air Canada as debt financing for emergence from the CCAA a non-revolving term credit facility of US$425. This facility is secured by a fixed and floating charge over the unencumbered assets of Air Canada and its direct and indirect subsidiaries. Available on exit from CCAA, subject to the conditions below, the facility would be used for general corporate purposes and to fund working capital requirements. The global restructuring agreement also contemplates additional financing to finance up to 43 70-110 seat aircraft through a series of transactions once the Corporation has selected the aircraft manufacturer.

The agreement provides for the delivery of a warrant to GECAS for the purchase of an additional 4% of the common stock of the Corporation at a strike price equal to the price paid by the equity sponsor.

GECAS' obligations under the global restructuring agreement, including lease rate reductions, are subject to various conditions including the following:

     o conversion of all of the applicants unsecured debt into equity under the Plan of Arrangement;
     o substantial restructuring of the Corporation, which is sanctioned and approved by the Courts, in accordance with the Restructuring Plan presented by the airline, and emergence from CCAA no later than March 31, 2004;
     o GECAS' satisfaction with the amount of the overall exit financing and key terms of the equity investment;
     o GECAS' satisfaction with the Corporation's business plan, ownership structure, capital structure and governance structure under the Corporation's Plan of Arrangement; and,
     o   No defaults under any existing GECAS-related entity transaction.

As the agreement is not effective until emergence from CCAA, aircraft lease expense continues at the rates in existence prior to the CCAA filing.

Other Leases

As of September 30, 2003, the Corporation has repudiated leases covering 28 aircraft. The anticipated claim for lease repudiations as at September 30, 2003 is $289.

In addition to the restructured lease terms with GECAS as discussed above, as at September 30, 2003 the Corporation has entered into Memoranda of Understanding ("MOU") concerning amended lease terms with nine aircraft lessors covering 75 aircraft. Payments to these lessors have resumed where all relevant conditions precedent in the MOU have been met. The Corporation continues to defer the stay period lease payments for its remaining aircraft leases while negotiations continue concerning amended lease terms or where the relevant conditions in the MOU have not been met. As at September 30, 2003, the anticipated deficiency claim arising from the amended lease agreements, where all relevant conditions in the MOU have been met, is $374. The related charge is deferred and amortized to reorganization costs, as aircraft rent expense, over the remaining lease term.

Labour Cost Reductions

On June 30, 2003 the Corporation announced the ratification of all of Air Canada's Canadian based labour agreements, including those of its subsidiary Jazz Air Inc. In addition, by the end of July 2003, all non Canadian based labour groups have agreed to new labour agreements.

Non-Unionized Cost Reductions

The workforce reduction plan pertaining to the Corporation's non-unionized workforce has been finalized. Implementation of the plan began in May 2003 and is expected to continue until the end of 2003. The Corporation has recorded a reorganization charge of $57 in the second quarter pertaining to the involuntary severance costs associated with the non-unionized workforce reduction plan.

Unionized Cost Reductions

Implementation of the workforce reduction plan emanating from the ratified agreements commenced in the second quarter 2003 and is expected to be complete by mid 2004. Based on the contractual termination benefits contained in the agreements, an accrual of $16 was recorded as a reorganization charge in the second quarter 2003 and an additional charge of $5 was recorded during the third quarter 2003.

Some of the unionized workforce reductions included above will also be achieved through voluntary separation packages ("VSP"). The total expected cost of this plan is approximately $73 and will be recorded as a reorganization charge as the affected employees accept the offer. The contractual severance based on the planned reductions for the employee group being offered the VSP was accrued in the second quarter 2003. In the third quarter 2003 a net accrual of $33 was recorded related to accepted VSP offers. The remaining cost is expected to be recorded in the fourth quarter 2003.

Accrued but unpaid merger bonuses to certain employee groups were cancelled as part of the new agreements. In the second quarter 2003, a credit of $32 was recorded against reorganization items. In addition, a credit of $20 was recorded against reorganization items related to an adjustment to accrued vacation liabilities as a result of lower wage rates and reduced vacation entitlements.

Labour Provisions Summary

The following table outlines the changes to the labour provisions related to the restructuring.

                                               Three months ended                 Six months ended
                                               September 30, 2003               September 30, 2003 (1)
                                           ------------------------------     -----------------------------
                                             Involuntary       Voluntary        Involuntary       Voluntary
                                              Severance        Severance         Severance        Severance

Opening balance                              $    71           $    -             $    -          $    -

Charges recorded                                   2               36                 75              36

Costs paid                                        (9)               -                (11)              -
                                           ------------------------------     -----------------------------

Provision as at September 30, 2003           $    64           $   36             $   64          $   36


(1) Since filing for creditor protection on April 1, 2003.


Pension Plans

On March 21, 2003, the Office of the Superintendent of Financial Institutions
(OSFI) issued a direction of compliance ordering Air Canada to make contributions in excess of the minimum ordinarily required by law. Specifically, Air Canada was requested to remit an amount approximately equal to the contribution holidays taken in 2002 amounting to $105, and to cease taking contribution holidays.

Pursuant to Air Canada's filing for court protection from its creditors under the Companies' Creditors Arrangement Act (CCAA), the Court Order currently in effect requires Air Canada to suspend its contributions to funded pension plans, pending further order of the Court. Pension benefit payments from the registered pension plans continue to be paid. The Corporation is in discussions with its stakeholders on alternative funding scenarios. The funding requirements vis-a-vis the pension plans will largely depend on the outcome of these discussions.

The Corporation is also reviewing the impact of the reduction in the level of employees as part of the CCAA restructuring program on its pension liability and expense. This review is expected to be completed in the fourth quarter of 2003 as the parameters of the restructuring are confirmed.


Repudiation of Property Leases and the Restructuring of Other Contractual Commitments

The Corporation is currently reviewing all its real estate facilities and obligations with a view to eliminating unused or under utilized facilities and consolidating its operations in line with its restructuring plans.

As at September 30, 2003, a total of 49 real property leases have been repudiated or not renewed at the end of the term since April 1, 2003. Additional lease repudiations and facility consolidations are expected in the near future, as work force reductions are implemented and the business plan is refined and implemented.

The Corporation continues to analyze all of its contractual commitments and outsourcing contracts with a view to consolidating purchasing to benefit from volume discounts, and identifying contracts which do not reflect current market pricing and may be repudiated in these proceedings.

To date, the Corporation has repudiated and/or renegotiated various contracts, including contracts in respect of telecommunications, fuel and technology, and expects to achieve significant annual savings going forward.

As a result of property lease and contract repudiations, the Corporation has recorded a reorganization charge of $30 ($101 since the date of filing) related to the anticipated compromised claims.


Equity Solicitation

In July 2003 the Corporation initiated a competitive equity solicitation process to raise up to $700 of equity capital to form part of its overall exit financing target of approximately $1.3 billion and fund the Corporation's liquidity needs and business plan after emergence from CCAA.

In September 2003 the Corporation indicated that it had selected two investment groups for the final phase of the equity solicitation process. On November 8, 2003, Air Canada's Board of Directors selected Trinity Time Investments, controlled by Victor T.K. Li, from the two equity plan sponsor finalists. The Agreement contemplates a $650 million equity investment, which will represent approximately 31% of the common equity in a restructured Air Canada.

The Agreement is subject to a number of conditions including: (i) satisfactory resolution of the funding of the pension deficit; (ii) the obtaining of regulatory approvals and understandings; (iii) the entering into of satisfactory agreements to acquire and finance the 70-110 seat aircraft acquisition program; (iv) approval of the Plan by Creditors and the Court; and, (v) the absence of various facts and events that would depreciate equity value. The Agreement provides for a closing date of no later than April 30, 2004. There can be no assurances that the activities that have taken place to date will result in a definitive agreement.


Rights Offering

The Corporation has reached an agreement with Deutsche Bank whereby Deutsche Bank will act as standby purchaser of a rights offering to Air Canada's creditors in an amount of $450. The rights offering shares will be made available to creditors at a price equal to that of the equity shares sold to the selected equity plan sponsor.

The rights offering will close contemporaneously with the equity investment. Rights not purchased by creditors will be purchased by Deutsche Bank at a premium determined in accordance with a formula not to exceed 15%, to benefit non-exercising creditors. The rights offering is subject to conditions based on emergence from CCAA and the investment by the equity plan sponsor.

2.       Accounting Policies

The unaudited consolidated interim financial statements are based upon accounting policies consistent with those used and described in the annual financial statements. In accordance with Canadian generally accepted accounting principles, the interim financial statements do not include all of the financial statement disclosures included in the annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements.

As further described in note 1, these consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

Effective for disposal activities initiated after May 1, 2003, the Corporation adopted the new Canadian Institute of Chartered Accountants standard No. 3475
- Disposal of Long-lived Assets and Discontinued Operations ("CICA 3475"). CICA 3475 establishes standards for the recognition, measurement, presentation and disclosure of long-lived assets. The new standard requires that long-lived assets to be disposed of by sale be presented separately on the statement of financial position, subject to the asset meeting the criteria of held for sale. Long lived assets classified as held for sale are recorded at the lower of its carrying amount or fair value less cost to sell and are no longer amortized. There has been no impact on the statements of operations or financial position since the adoption of CICA 3475.

Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 ("AcG14") --Disclosure of Guarantees (note 9). AcG 14 requires a guarantor to disclose significant information about certain types of guarantees it has provided, including certain types of indemnities and the indirect guarantees of indebtedness to others, without regard to whether it will have to make any payments under the guarantees. Disclosures under AcG 14 are in addition to the existing disclosure required by Contingencies, CICA Section 3290. The disclosure requirements of AcG 14 are effective for financial statements of interim and annual periods beginning on or after January 1, 2003.

Consistent with the amendments to CICA 1540 -- Cash Flow Statements, the Corporation is no longer reporting cash flow per share information.


Accounting Policies Applicable to an Entity under Creditor Protection

As a result of the filings as described in note 1, the Corporation will follow accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to generally accepted accounting principles applicable in Canada ("GAAP"), the Corporation is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the US, its guidance, in Management's view, is also applicable to an entity restructuring under CCAA, where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, SOP 90-7 does require that the financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (note 6). The timing of the recognition of reorganization items is consistent with generally accepted accounting principles.

Interest expense has been reported only to the extent that it will be paid under the plan of arrangement or that it is probable that it will be an allowed claim. The consolidated statement of financial position distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities (note 5). Liabilities that may be affected by the plan have been reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flows. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein between Applicants and non-Applicants (note
7).

SOP 90-7 has been applied effective beginning April 1, 2003 and for subsequent reporting periods while the Corporation continues to operate under creditor protection.

3.       Financing Transactions

There were no significant financing transactions completed in the third quarter, 2003 other than the repayments made on the CIBC credit facility, as described in note 1.


4.       Gain on Sale of Investment and Asset Write Downs

During the third quarter 2003, the Corporation recorded provisions of $28 related to the write down of non-operating aircraft, spare parts and other investments. The provisions reflect the excess of net book value over the expected net recoverable amount. Also in the third quarter 2003, the Corporation received proceeds and recorded a gain of $29 related to an earn out provision on the sale of Galileo Canada. The sale of Galileo Canada occurred in 1998 and contained an earn out provision related to volumes recorded through the Galileo distribution system.

5.       Liabilities Subject to Compromise

Liabilities subject to compromise refers to liabilities incurred prior to the filing date that will be dealt with as claims under the CCAA, as well as claims arising out of renegotiated leases and contracts. The amounts below are the Corporation's estimate of known and potential compromised claims and are subject to future adjustment as a result of negotiations, actions of the Courts, proofs of claim and other events. Resulting adjustments may be material and will be recorded as a reorganization adjustment. The Plan of Arrangement will determine how a particular class of claims will be settled, including payment terms if applicable. As interest ceases to accrue on unsecured debt that is subject to compromise subsequent to the filings, interest expense is not reported on unsecured debt of the Applicants subsequent to April 1, 2003. Interest expense of approximately $62 would have been recorded in the third quarter 2003 ($126 since the date of filing) on unsecured debt in the period had the filings not occurred.


Long-term and subordinated perpetual debt,
including accrued interest to March 31, 2003                       $   4,015

Accounts payable and accrued liabilities                                 571

Anticipated allowable claims for repudiated leases                       289

Anticipated allowable claims for aircraft lease deficiencies             374

CIBC Aerogold contractual termination accrual                            209
                                                                    ---------
Liabilities subject to compromise                                  $   5,458
                                                                    ---------

6.       Reorganization Items

Reorganization items represent revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business. The cash flows used for operating activities related to reorganization items in the third quarter 2003 amounted to $17 ($31 since the date of filing) and relates mainly to the payment of professional fees.

                                                        Three Months      Six Months Ended
                                                     Ended September      September 30,
                                                         30, 2003               2003 (1)
                                                     ---------------------------------------
Repudiated leases, net (a)                              $     82            $   260

Repudiated contracts (b)                                      30                101

Labour related items (c)                                      38                 59

Write off of deferred financing costs
on compromised debt and hedging adjustments (d)                -                124

Aircraft rent expense (e)                                     44                 44

Foreign exchange adjustments on compromised debt              45               (160)

Professional fees                                             15                 29

Amortization of DIP financing fees                            24                 45

Interest income on accumulated cash (f)                       (5)                (8)

                                                     ---------------------------------------
Reorganization items, net                               $    273            $   494
                                                     ---------------------------------------


(1) Since filing for creditor protection on April 1, 2003.

(a) The cost of repudiated leases represents the estimated allowable claim resulting from aircraft leases that have been repudiated. The amount is shown net of the write off of all balance sheet accounts related to the repudiated leases.

(b) The cost of repudiated contracts represents the estimated allowable claim resulting from contracts that have been repudiated.

(c) In the third quarter 2003, labour related items of $38 represents the accrual related to accepted VSP offers, net of the reversal of the contractual severance that was recorded in the second quarter 2003, and adjustments to the severance accrual recorded in the second quarter of 2003.

In the second quarter 2003, labour related items of $21 represents the charge for contractual termination benefits and the cost of involuntary separation payments ($73), less the reversal of previously accrued bonus payments that are no longer payable as a result of the ratified agreements ($32) and the adjustment to accrued vacation liabilities as a result of lower wage rates and reduced vacation entitlements ($20).

(d) As a result of the CCAA filing, all outstanding derivative contracts were terminated. In addition, certain of the anticipated cash flows or transactions that were being hedged are no longer expected to occur. Accordingly, any deferred hedging gains and losses related to cash flows or transactions not expected to occur as anticipated, principally interest payments, have been taken into income.

(e) As described in note 1, as a result of amended lease terms, the Corporation has recorded a compromised liability and a deferred charge of $374 related to lease deficiency claims. The estimated deficiency claim is with reference to the difference between the present value of the obligations under the remaining term of the original contract and the renegotiated contract. The deferred charge is amortized to reorganization costs as a component of aircraft rent over the remaining lease term. This amounts to an expense of $4 in the third quarter, 2003.

As part of the restructuring, the Corporation changed its previously planned use of certain B747-400 aircraft that are operated under operating leases. As a result, the Corporation has recorded an accrual for the anticipated return payment, based on expected aircraft fair values at the end of the original lease term, and is amortizing the related deferred charge as a component of aircraft rent in reorganization costs. The accrued liability amounts to $198 as at September 30, 2003 and the amortization to reorganization costs amounts to $40 in the third quarter, 2003.

(f) From guidance in SOP 90-7, interest income earned by an entity under creditor protection that it would not have earned but for the proceeding should be reported as a reorganization item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Corporation as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

7.       Condensed Combined Financial Statements

As described in note 2, consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein. The following are the condensed combined financial statements of the Applicants as at and for the period ended September 30, 2003. Included in current assets are intercompany receivables with non-Applicants of $43. Included in current liabilities are intercompany payables with non-Applicants of $372. Included in Other Assets are long-term receivables of $190 from non-Applicants.


Condensed Combined Statement of Operations
For the Period Ended September 30, 2003
------------------------------------------------------------------------------------------------
                                                                   Three Months     Six Months
                                                                --------------------------------
    ($ millions)
    Operating revenues                                               $    2,158       $  4,046

    Operating expenses                                                    2,213          4,414
                                                                ----------------    ------------
    Operating loss before reorganization items and aircraft
    lease adjustments                                                       (55)          (368)

    Reorganization items (note 6)                                          (273)          (494)

    Net interest expense                                                    (17)           (18)

    Loss on sale of assets                                                   (1)           (47)

    Other non-operating income, including equity
    income of non-Applicants                                                 70             91
                                                                ----------------    ------------
    Loss before foreign exchange on long-term
    monetary items and income taxes                                        (276)          (836)

    Foreign exchange on long-term monetary items                             16             16
                                                                ----------------    ------------
    Loss before income taxes                                               (260)          (820)

    Provision for income taxes                                               (3)            (9)
                                                                ----------------    ------------
    Loss for the period                                              $     (263)      $   (829)
                                                                ----------------    ------------

Condensed Combined Statement of Financial Position
As at September 30, 2003
------------------------------------------------------------------------------------------------
   ($ millions)
    ASSETS
    Current assets                                                                     $  1,689
    Property and equipment                                                                1,933
    Deferred charges                                                                      2,324
    Goodwill                                                                                510
    Other assets                                                                          1,502
                                                                                    ------------
                                                                                       $  7,958
                                                                                    ============
    LIABILITIES
    Current liabilities                                                                $  2,712
    Long-term and subordinated perpetual debt                                               188
    Future income taxes                                                                      12
    Other long-term liabilities                                                           1,095
    Deferred credits                                                                      1,372
    Liabilities subject to compromise (note 6)                                            5,458
    SHAREHOLDERS' DEFICIENCY                                                             (2,879)
                                                                                    ------------
                                                                                       $  7,958
                                                                                    ============

Condensed Combined Statement of Cash Flow
For the Period Ended September 30, 2003
------------------------------------------------------------------------------------------------
                                                                  Three Months      Six Months
                                                                ----------------    ------------
    ($ millions)
    Net cash provided by operating activities                         $     33         $   205
    Financing
      CIBC Credit facility                                                 (64)            251
      DIP financing fees                                                     -             (62)
      Other                                                                (11)            (10)
                                                                ----------------    ------------
                                                                           (75)            179
                                                                ----------------    ------------
    Investing
      Additions to property and equipment                                   (6)            (20)
      Proceeds from sale of assets                                          30              34
      Investments and advances                                               -             (15)
                                                                ----------------    ------------
                                                                            24              (1)
                                                                ----------------    ------------
    Increase (decrease) in cash and cash equivalents                       (18)            383

    Cash and cash equivalents, beginning of period                         830             429
                                                                ----------------    ------------
    Cash and cash equivalents, end of period                          $    812         $   812
                                                                ================    ============

8.       Share Capital and Other Equity

The issued and outstanding common shares and Class A non-voting common shares ("Class A shares") of the Corporation along with other equity instruments are as follows (in thousands):

                                                      September 30, 2003       December 31, 2002
                                                    ------------------------------------------------
Issued and outstanding
    Common shares                                               79,076                 79,070
    Class A shares                                              41,115                 41,115
                                                    ------------------------------------------------
Total issued and outstanding                                   120,191                120,185

Issued and outstanding
    Class A  non-voting preferred shares                        10,417                 10,417
    Warrants                                                     4,700                  4,700
    Convertible subordinated debentures                          9,375                  9,375
    Stock options                                                9,805                  9,785
                                                    ------------------------------------------------
                                                                34,297                 34,277



As described in note 1, the Corporation has undertaken a restructuring under the CCAA and, as previously stated, it is highly likely that there will not be any meaningful recovery to existing equity. However, the final determination is not yet known.

9.       Disclosure of Guarantees and Indemnities

Disclosure of Guarantees and Indemnities

As described in note 2, effective January 1, 2003, the Corporation adopted AcG 14 which requires a guarantor to disclose information about certain types of guarantees it has provided.

A guarantee is an agreement or contract that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying variable such as interest rates or foreign exchange that is related to an asset, a liability or equity security of the guaranteed party, (ii) failure of another entity to perform under an obligating agreement, (iii) failure of another entity to pay its indebtedness when due.

Residual Value Guarantees

The Corporation discloses information related to residual value guarantees under certain aircraft operating leases in note 18-Contingencies in the Corporation's 2002 annual financial statements and notes.

As at September 30, 2003, the amount of residual value support the Corporation may be required to provide has decreased by $150 from the December 31, 2002 amount due mainly to the repudiation of certain B747-400 and B767 aircraft and the impact of foreign exchange, partially offset by residual value support on certain B747-400 aircraft.

As described in note 6(e), as a result of the restructuring, the Corporation has re-evaluated the leases on certain B747-400 aircraft and the amount of residual value support the Corporation may be required to provide has increased by $142 over amounts provided for in the Corporation's accounts.

Indemnification Agreements

The Corporation enters into real estate leases or operating agreements, which grant a license to the Corporation to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for the Corporation as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Corporation's use or occupancy of the leased or licensed premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or wilful misconduct. Additionally, the Corporation typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing agreements, the Corporation typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or wilful misconduct. In addition, in aircraft financing transactions, including those structured as leveraged leases, the Corporation typically indemnifies the lessor with respect to adverse changes in the applicable tax laws.

The Corporation has indemnification agreements with its directors and officers. These agreements indemnify these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to the Corporation.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. The Corporation expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above.

10.     Segment Information


                                                      Three Months Ended                 Nine Months Ended
                                                        September 30                       September 30
                                                 2003         2002        %           2003          2002        %
                                           -------------------------------------------------------------------------
Transportation revenue

Passenger

     Canada                                       786          944       (17)         2,222          (19)     2,733
     US Transborder                               368          479       (23)         1,206        1,481        (19)
     Atlantic                                     529          552        (4)         1,173        1,243         (6)
     Pacific                                      135          280       (52)           353          630        (44)
     Other                                         83           81         2            289          270          7
                                           -------------------------------------------------------------------------
                                                1,901        2,336       (19)         5,243        6,357        (18)

Cargo revenue                                     122          154       (21)           388          425         (9)

                                           -------------------------------------------------------------------------
Total transportation revenue                    2,023        2,490       (19)         5,631        6,782        (17)
                                           -------------------------------------------------------------------------

Non-transportation revenue
     Aeroplan                                      75           81        (7)           234          246         (5)
     Technical Services                            31           66       (53)           130          182        (29)
     Other                                         99          108        (8)           396          373          6
                                           -----------------------------------  ------------------------------------
Total non-transportation revenue                  205          255       (20)           760          801         (5)
                                           -----------------------------------  ------------------------------------

Total operating revenue                        $2,228      $ 2,745       (19)        $6,391     $  7,583        (16)
                                           ===================================  ====================================


For passenger, the allocation to service is determined based on flight destination. Previously the Corporation segregated mainline passenger revenues from regional passenger revenues. Based on the current management of mainline and regional capacity, the revenues from mainline and regional service are combined. Cargo revenues are not allocated by service as the amounts are not significant. Non-transportation revenues are almost exclusively attributable to Canada.

Property and Equipment

Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

9.       Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

10.      Seasonal Nature of Business

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months, however, in the current operating environment, these historical patterns may no longer be applicable.

The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Air Canada
                                    ------------------------------------------
                                                 (Registrant)


Date:  December 4, 2003             By: /s/ Johanne Drapeau
       ------------------               --------------------------------------
                                                          (Signature)
                                        Johanne Drapeau
                                        Deputy Secretary